# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Playa Hotels & Resorts N.V., CIK 0001692412
CUSIP: N70544106
Title of class of securities: Ordinary Shares, (euro)0.10 par value per share
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, Netherlands (P7), NA
Date of event which requires filing of this statement: 02/03/2025
Amends the filing with accession number 0001193125-17-090885
Filed by CIK 0001468174
Persons authorized to receive notices and communications: Margaret C. Egan, Esq., Hyatt Hotels Corporation, 150 North Riverside Plaza, Chicago, Illinois (IL), 60606, (312) 750-1234

## Reporting persons
- Hyatt Hotels Corporation (CIK 0001468174): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,143,621; sole dispositive power 0; shared dispositive power 12,143,621; aggregate amount beneficially owned 12,143,621 (9.99% of the class)
- AIC Holding Co. (CIK 0001701356): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,143,621; sole dispositive power 0; shared dispositive power 12,143,621; aggregate amount beneficially owned 12,143,621 (9.99% of the class)
- Hyatt International Corporation (CIK 0000313137): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,143,621; sole dispositive power 0; shared dispositive power 12,143,621; aggregate amount beneficially owned 12,143,621 (9.99% of the class)
- Hyatt International Holdings Co. (CIK 0001701349): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,143,621; sole dispositive power 0; shared dispositive power 12,143,621; aggregate amount beneficially owned 12,143,621 (9.99% of the class)
- HI Holdings Playa B.V. (CIK 0001700878): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 12,143,621; sole dispositive power 0; shared dispositive power 12,143,621; aggregate amount beneficially owned 12,143,621 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, (euro)0.10 par value per share
Name of issuer: Playa Hotels & Resorts N.V.
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, Netherlands (P7), NA

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is amended and supplemented by adding the following:

On February 3, 2025, Hyatt and the Issuer entered into an agreement (the "Exclusivity Extension Agreement"), pursuant to which, Hyatt and the Issuer agreed to extend the exclusivity period of the previously disclosed Exclusivity Agreement through February 10, 2025.

## Signatures
- Hyatt Hotels Corporation: /s/ Margaret C. Egan, Margaret C. Egan, Executive Vice President, General Counsel and Secretary (02/03/2025)
- AIC Holding Co.: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (02/03/2025)
- Hyatt International Corporation: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (02/03/2025)
- Hyatt International Holdings Co.: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (02/03/2025)
- HI Holdings Playa B.V.: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (02/03/2025)